File No. 82-34956
Furnished Pursuant to Rule 12g3-2(b)

DIAMYD MEDICAL

RECEIVED
2006 OCT 30 P 12:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 20, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E., Mail Stop 3628
Washington, DC 20549
Phone: 202 551 3450

06017812

SUPPL

Re: Diamyd Medical AB
File No. 82-34956
Documents Furnished Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

We hereby submit, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as Amended, the enclosed press release of Diamyd Medical AB:

Press Release dated as of October 20, 2006: "UPDATE ON THE DIAMYD-NEUROLOGIX LICENSE COLLABORATION"

Kindly acknowledge receipt of the enclosed material by stamping the copy of this letter and returning it in the self-addressed stamped envelope provided.

Very truly yours,

Michael A. Christini

PROCESSED
NOV 01 2006
THOMSON FINANCIAL

Enclosure
cc: Erika Hilborg

10/30

Enkephalin and GAD and are targeted for chronic pain e.g. diabetes pain or cancer pain. All projects in this field are in preclinical phases.

Diamyd Medical has offices in Stockholm (Sweden) and in Pittsburgh (U.S.A) and its shares are quoted at the Nordic Exchange (NOMX:DIAM B). The Diamyd share is also traded in the U.S.A. through a Level 1 ADR program administered by the Bank of New York. (ticker symbol: DMYDY). Further information is to be found on the Company's website; www.diamyd.com.

For further information, please, contact

Anders Essen-Möller
President and CEO
Tel: +46 8 661 0026
Cell: +46 7 0551 0679
E-mail: Anders.Essen-Moller@Diamyd.com

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or email: info@diamyd.com. VATno: SE556530-142001.